Mail Stop 6010

June 30, 2008

Gary Ball
President
Infrared Systems International
15 N. Longspur Drive
The Woodlands, TX 77380

> **Re: Infrared Systems International**
> **Amendment No. 4 on Form S-1 to Form SB-2**
> **Filed June 19, 2008**
> **File No. 333-147367**

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please reconcile the disclosure on the cover page that there will be between 1,144,593 and 1,305,830 shares of your common stock outstanding with the disclosure on page 13 that the number of outstanding shares will be 1,308,721 and on page 14 that there will be between 1,061,383 and 1,308,721 shares outstanding.

If we do not generate adequate revenues to finance our operations, page 5

2.   Please reconcile the disclosure indicating expenses of $70,000 associated with the offering with the disclosure in the second risk factor indicating expenses of $60,000.

<u>Liquidity and Capital Resources, page 17</u>

3.   Please update the disclosure on page 17 indicating that you believe the royalties will generate revenues of at least $60,000 for the next twelve months and on page 21 indicating that the royalties are projected to be approximately $64,000 in fiscal 2008. We note the disclosure on page 15 of your Form SB-2 filed November 14, 2007 indicating your belief that that royalties would generate revenues of at least $60,000, page 17 of your Form SB-2 indicating that royalties are projected to be approximately $64,000 in 2008 and page F-16 of your amended Form S-1 indicating royalty revenue of $4,800 for the three months ended March 31, 2008 and $18,400 for the six months ended March 31, 2008.

<u>Operating Expenses, page 18</u>

4.   Please expand the second sentence of this section to briefly disclose why the general and administrative expenses increased.

<u>Enhanced Vision System, page 20</u>

5.   Please update the first paragraph of this section to disclose the number of units sold through March 31, 2008. Also, reconcile the disclosure in the second paragraph of this section indicating that 93 units were sold in fiscal 2007 with the disclosure on page 17 that 82 units were sold in fiscal 2007. In addition, clarify the statement that "17 units were sold during the three months ended December 31, 2008 resulting in royalties of $13,600."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Edward T. Swanson, Esq.